UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

OMB:3235-0116
Exp:30Sept07

CONTINENTAL ENERGY CORPORATION
(Translation of registrant's name into English)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240
(Address of registrant’s principal executive offices)

For the month of: DECEMBER 2007	Commission File No.: 0-17863

Under cover of this page and forming a part of this Form-6K filing please find attached the following documents:

1.	“Press Release”, dated December 12, 2007, “Continental Energy Completes Bengara-II 2007 Drilling”

2.	“Press Release”, dated December 13, 2007, “Continental Energy Plans 3D Seismic to Further Appraise Bengara-II”

3.	“Oil and Gas Activities Report - For Fiscal Year Ended 30 June 2007”, dated December 21, 2007.

All of the above listed documents have also been filed separately by the registrant electronically on SEDAR, the "System for Electronic Archiving and Retrieval", in compliance with Canadian British Columbia Securities Commission regulations in the registrant’s home jurisdiction. The listed documents are available for public review and download in Adobe Acrobat® PDF file format from SEDAR’s internet website, www.sedar.com.

i - Indicate by check mark whether the registrant files annual reports under cover of FORM 20-F X or Form 40-F . ii - Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by: Regulation S-T Rule 101(b)(1) ___ or Regulation S-T Rule 101(b)(7) ___ .
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Iii – Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934; Yes or No X .
If “Yes” is marked, the file number assigned to the registrant in connection with Rule 12g3-2(b) is .

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL ENERGY CORPORATION	Date: 18 January 2008
(Registrant)

By:	"James D. Eger”
James D. Eger, Director & Secretary

PRESS RELEASE
Email: INFO@CONTINENTALENERGY.COM
Web: WWW.CONTINENTALENERGY.COM
Symbol: OTC-BB: CPPXF

Source: Continental Energy Corporation

Continental Energy Completes Bengara-II 2007 Drilling

DALLAS – December 12, 2007 - Continental Energy Corporation (OTCBB: CPPXF) today advised that its 18% owned Indonesian subsidiary Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) has completed its 2007 drilling program in the Bengara-II block East Kalimantan, Indonesia.

Drilling of the Seberaba-3 has been completed to a total depth of 2,594 meters. An open hole drill stem test successfully flowed oil and minor gas at surface from one zone. The open hole test confirms lateral continuity of the Seberaba reservoir with at least one of the three zones from which oil was recovered during testing of the Seberaba-1 discovery well. The Seberaba-3 has been logged and casing has been set and a more comprehensive production testing program is planned.

Drilling of the Punga-1 has been completed at a total depth of 2,500 meters. The well has been logged and casing has been set. A testing program is also now planned for Punga-1 to evaluate zones with oil and gas shows.

The company’s previous production testing of several zones in the Seberaba-1 was hampered by formation damage caused by invasive drilling fluids. The company is evaluating techniques and options for mitigating the effects of similar formation damage in the testing programs planned for Seberaba-3 and Punga-1. Production testing of Seberaba-3 and Punga-1 will commence later this month upon arrival of additional testing and stimulation equipment and materials ordered for this purpose and should be completed in early 2008

About Continental Energy Corporation:
Continental Energy Corporation is an international oil and gas exploration company, focused on making major oil or gas discoveries in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.
Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.
For more information please contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

PRESS RELEASE
Email: INFO@CONTINENTALENERGY.COM
Web: WWW.CONTINENTALENERGY.COM
Symbol: OTC-BB: CPPXF

Source: Continental Energy Corporation

Continental Energy Plans 3D Seismic to Further Appraise Bengara-II

DALLAS – December 13, 2007 - Continental Energy Corporation (OTCBB: CPPXF) today advised of plans to conduct a large onshore 3D seismic survey to evaluate recent oil finds by its 18% owned Indonesian subsidiary Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”) in the Bengara-II block East Kalimantan, Indonesia.

The recent completion of the drilling of 4 wells in the Bengara-II Block comes at the recently ended initial 10-year exploration period of the PSC on December 4, 2007 and thereby satisfies the entire work program and expenditure obligations of CGB2 under its Bengara-II production sharing contract (PSC).

The technical information provided by drilling and testing results to date confirm the presence of an oil accumulation. However the data is not yet adequate to conclusively demonstrate the extent of the oil accumulation or that it has sufficient size of oil reserves to economically justify a full commercial development. Further technical information is required prior to commencing development.

CGB2 has prepared a preliminary plan of development for the Seberaba discovery based upon drilling and testing results from the Seberaba-1 and 4 wells. Testing of the Punga-1 well and further testing on the Seberaba-3 well is still in progress and is expected to be completed in early 2008. In addition to these well test results, CGB2 feels additional technical information is needed prior to finalizing the formal plan of development and submitting it for approval to Indonesian oil and gas authorities. Approval of the formal plan of development will automatically invoke the final 20-year production period of the Bengara-II PSC through December 4, 2027.

CGB2 has submitted the preliminary plan to the Indonesian authorities together with a request for additional time of up to three years to implement the plan and thereby obtain the additional data needed to further appraise and prove up the Seberaba discovery prior to completing and submitting the formal plan of development. The centerpiece of the preliminary plan is the acquisition of a 3D seismic survey over a 400 square kilometer area of the Bengara-II block completely covering the Seberaba-Punga structure and also covering the adjacent prospective areas. CGB2 feels the 3D seismic survey is needed to more accurately delineate the extent of the field and to confirm CGB2’s initial opinion that there are sufficient oil reserves to justify a commercial development.

The 3D seismic survey will also aid in development planning and enable more precise well placement to maximize ultimate oil recovery. The 3D seismic is planned to commence in 2008 soon after its approval and is expected to take approximately 18 to 24 months to prepare, shoot, process, and interpret at an estimated cost of about $ 12,000,000.

About Continental Energy Corporation:
Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.
Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.
For more information please contact Jim Eger at 877-762-2366, Suite 1200, 14001 Dallas Parkway, Dallas, Texas, 75240

CONTINENTAL ENERGY CORPORATION
The "Reporting Issuer" Or The "Company"

FORM 51-101F1 STATEMENT OF RESERVES DATA
AND OTHER OIL AND GAS INFORMATION

For Fiscal Year Ended 30 June 2007

This is the form referred to in item 1 of section 2.1 of National Instrument 51-101
Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Terms for which a meaning is given in NI 51-101 have the same meaning in this Form 51-101F1.

TABLE OF CONTENTS

PART 1		DATE OF STATEMENT	Page 1
PART 2		DISCLOSURE OF RESERVES DATA	None - Not Included
PART 3		PRICING ASSUMPTIONS	None - Not Included
PART 4		CHANGES IN RESERVES & FUTURE NET REVENUE	None - Not Included
PART 5		ADDITIONAL INFORMATION RELATING TO RESERVES DATA	None - Not Included
PART 6		OTHER OIL AND GAS INFORMATION	Page 1

	Form 51-101F2	Report On Reserves Data By Independent Qualified Reserves Evaluator Or Auditor	None - Not Included
	Form 51-101F3	Report of Management and Directors on Oil And Gas Disclosure	Filed Separately

PART 1 DATE OF STATEMENT

Item 1.1 Relevant Dates

1.	The date of this report and statement is: December 21, 2007.

2.	The effective date of information provided in this statement is as of the Company's most recently completed fiscal year ended: June 30, 2007.

3.	The date of preparation the information provided herein is: December 21, 2007.

PART 6 OTHER OIL AND GAS INFORMATION

Item 6.1 Oil and Gas Properties and Wells

The Company’s important oil and gas properties, wells, plants, facilities and installations are summarized as follows:

1.	Bengara-II Block Oil & Gas Property
	Property Name:	Bengara-II Block PSC Contract Area
	Location:	East Kalimantan, Indonesia, mostly onshore, with part offshore.
	Contract Area:	Total 243,700 hectares.
	Contract Type:	Production Sharing Contract (PSC) with Indonesian government.
	Contract Term:	Ten years exploration + additional 20 years production from 4 Dec 1997.
	Operator:	Company's 18% owned subsidiary Continental-GeoPetro (Bengara-II) Ltd.
	Exploration Wells:	Four drilled by Operator to date of this report.
	Development Wells:	None drilled by Operator to date of this report.
	Producing Wells:	None drilled by Operator to date of this report.
	Plant & Equipment:	None.
	Surface Facilities:	None.

21 December 2007 Fm51-101F1 Continental Energy Corp. Page 1 of 3

Reserves:	The Bengara-II Block is an exploration stage property with no reserves of any classification attributable to it.

Item 6.2 Properties With No Attributed Reserves

1.	The gross area of all oil and gas properties with no attributed oil or gas reserves in which the Company has an interest, by country and property, are:

Country	Property	At FYE June 30, 2007	At this Report Date
Indonesia	Bengara-II Block	243,700 hectares	243,700 hectares

2.	The net area or area of the Company’s oil and gas properties net to the Company’s participating interest in them, by country and property, are:

Country	Property	At FYE June 30, 2007	At this Report Date
Indonesia	Bengara-II Block	43,866 hectares	43,866 hectares

3.	A relinquishment of 25% of the Company’s Bengara-II property was made in March 2007 in compliance with the production sharing contract.

4.	The Company’s oil and gas property is held under a concession arrangement with the host government which oblige the PSC concession holder to undertake specific exploration or development work on the properties. The nature, schedule and amount of the Company’s commitments on its exploration property is summarized below.

(a) Bengara-II Block Oil & Gas Property

As of the date of this report the Company’s share of the Bengara-II PSC work commitment undertaken by the Bengara subsidiary, which totalled US$ 25,000,000 or the drilling 4 exploration wells before 4 December 2007, has been met. The Company has filed for an additional three year period to appraise apparent oil discoveries on the Bengara-II Block in advance of submission of a Plan of Development for the Sebaraba – Punga area.

Item 6.6 Costs Incurred

The net costs incurred by the Company to the Company’s participating interest share of its oil and gas properties in the Company’s most recently completed financial year ended June 30, 2007, by country, by property and by category of expenditure, are:

(a) New Property Acquisition Costs:
Indonesia – Properties with Proved Reserves:	None
Indonesia – Properties with No Proved Reserves:	None
(b) Existing Property Exploration Costs:
Indonesia – Bengara-II Block -	US$ 113,386
(c) Existing Property Development Costs:
Indonesia – Bengara-II Block -	None

Item 6.7 Exploration and Development Activities

1.	The number of gross wells and net wells completed in the Company’s properties in the Company’s most recently completed financial year ended June 30, 2007 by country and well classification, are:

Indonesia – Completed Exploration Wells: None
Indonesia – Completed Development Wells: None

2.	The number of gross wells and net wells completed in the Company’s properties in the Company’s most recently completed financial year ended June 30, 2007, by country and well classification, that were oil wells, gas wells, service wells or dry holes are:

21 December 2007 Fm51-101F1 Continental Energy Corp. Page 2 of 3

Indonesia – Exploration Wells Completed as Dry Holes:	None
Indonesia – Exploration Wells Completed as Oil or Gas Wells:	None
Indonesia – Development Wells Completed as Producers:	None

3.	The Company’s most important current and short term future planned oil and gas exploration and development activities, by country, are:

Indonesia - The Company's 18% owned Indonesian operating subsidiary drilled 4 exploration wells in the Bengara-II Block during calendar 2007. Results of these wells are being evaluated and a 400 square kilometer 3D seismic program is planned over the Sebaraba – Punga structure tested by the 2007 wells. The Company also expects to seek new oil and gas exploration and production properties in Indonesia and elsewhere during fiscal year 2008.

Form 51-101F2

The companion Form 51-101F2 “Report On Reserves Data By Independent Qualified Reserves Evaluator Or Auditor” to this Form 51-101F1 filed concurrently and is nil because the Company is an exploration stage company and has no reserves to report on.

Form 51-101F3

The companion Form 51-101F3 “Report of Management and Directors on Oil And Gas Disclosure” pertaining to this Form 51-101F1 is filed concurrently with this Form 51-101F1.

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21 December 2007 Fm51-101F1 Continental Energy Corp. Page 3 of 3

CONTINENTAL ENERGY CORPORATION
FORM 51-101F2 REPORT ON RESERVES DATA BY
INDEPENDENT QUALIFIED RESERVES EVALUATOR

This is the form referred to in item 2 of section 2.1 of National Instrument 51-101
Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form.

Report on Reserves Data

This Form 51-101F2 report is filed concurrently with Forms 51-101F1 and 51-101F3. This is a nil and blank report because the Company is an exploration stage company and has no oil and gas reserves to report.

Dated effective December 21, 2007

---oOo---

CONTINENTAL ENERGY CORPORATION
Form 51-101F3
Report of Management and Directors on Oil And Gas Disclosure
This is the form referred to in item 3 of section 2.1 of National Instrument 51-101 Standards of Disclosure for Oil and Gas
Activities (“NI 51-101”). Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form.

Reserves Management of Continental Energy Corporation (the "Company") are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

1.	proved and proved plus probable oil and gas reserves estimated as at [last day of the reporting issuer’s most recently completed financial year] using forecast prices and costs; and

2.	the related estimated future net revenue; and

3.	proved oil and gas reserves estimated as at [last day of the reporting issuer's most recently completed financial year] using constant prices and costs; and

4.	the related estimated future net revenue.

Independent Qualified Reserves Evaluator At such time as reserves are established an independent qualified reserves evaluator shall be appointed to review the Company’s reserves data annually as required. The report of the independent qualified reserves evaluator shall be presented in the form prescribed by Form 51-101F2 and would be filed with securities regulatory authorities concurrently with this Form 51-101F3 report and with Form 51-101F1.

Reserves Committee The board of directors of the Company have established a Reserves Committee consisting of the undersigned directors and officers. At such time as the Company establishes oil and gas reserves it is the duty and responsibility of the Reserves Committee to:

1.	review the Company’s procedures for providing information to the independent qualified reserves evaluator;

2.	meet with the independent qualified reserves evaluator[ to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation and, because of the proposal to change the independent qualified reserves evaluator, to inquire whether there had been disputes between the previous independent qualified reserves evaluator and management; and

3.	review the reserves data with management and the independent qualified reserves evaluator.

Other Oil & Gas Information The Reserves Committee of the board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has on the recommendation of the Reserves Committee, approved:

1.	the content and filing with securities regulatory authorities of the reserves data and other oil and gas information in accordance with Form 51-101F1;

2.	the lack of need to file a report this year or filing of a “nil” report of the independent qualified reserves evaluator in Form 51- 101F2 due to the fact that the Company is an exploration stage company and as of the date of this report has no reserves; and

3.	the content and filing of this report in Form 51-101F3.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Signed, and dated effective December 21, 2007

“s/b: Richard L. McAdoo”	“s/b: James D. Eger”

Richard L. McAdoo	James D. Eger
Director, President & Chairman of the Board	Director, Vice President - CFO & Secretary
Member of the Reserves Committee	Member of the Reserves Committee